December 8, 2015

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-4720

Re:	PharMerica Corporation
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
Form 10-Q for the Quarter Ended September 30, 2015
Filed November 6, 2015
File No. 001-33380

Dear Ms. Jenkins:

This letter responds to a comment letter (the “Comment Letter”) received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (herein referred to as the “Commission”) dated November 24, 2015 regarding the above referenced filings. In connection with this response, PharMerica Corporation (“PharMerica” or the “Company”) acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the Comment Letter, and to facilitate review, the Company has repeated the text of each of the Staff’s comments below and followed each comment with the Company’s response.

Form 10-Q for the Quarter Ended September 30, 2015

Financial Statements
Notes to Condensed Consolidated Financial Statements, page 7
Note 5 Commitments and Contingencies, page 13

1.	We note that you are currently in a dispute with AmerisourceBergen Drug Corporation (“ABDC”) related to your former Amended Prime Vendor Agreement (“PVA”) with them and that you have recorded a receivable due from ABDC in the amount of $71.5 million as at September 30, 2015. Your disclosure indicates that a portion of this receivable relates to additional rebates owed by ABDC and a portion relates to claims you have made against ABDC for failure to comply with certain pricing and rebate provisions. We understand that you have recognized a reduction in your cost of sales in the respective periods in which the receivable was recorded. Please address the following points:

•	Further clarify the differences between the amounts due for rebates under the Amended PVA and those that relate to the claim you have filed against ABDC, quantifying the gross amounts as of September 30, 2015.

The Company’s response:

Total gross receivables due from ABDC pursuant to the Amended PVA were $71.5 million at September 30, 2015. These amounts represent earned and contractually due amounts pursuant to the Amended PVA through the termination of the contract, which was effective April 1, 2015. The quantification of the gross amounts are as follows (in millions):

Generic Rx Rebates (1)	$14.9
SWP Rebate (2)	47.8
Brand Drug Claim (3)	5.8
Volume rebate (4)	3.0
$71.5

1)	The rebates of $14.9 million were all contractually based under the Amended PVA and represented partnership or shared rebates, earned prior to the termination of the Amended PVA, which were historically paid by ABDC either via a credit memo or through cash transfers. The last rebate was received from ABDC in February 2015.

2)	The SWP rebate represents a contractual price guarantee under ABDC’s generic program whereby PharMerica was entitled to an aggregate generic purchase price calculated based on a 91% discount off of Suggested Wholesale Price (“SWP”). SWP is an industry pricing standard widely available to the public. Prior to the first quarter of 2014, the aggregate purchase price paid was less than SWP – 91% so the SWP rebate was not applicable for prior periods. ABDC paid the SWP rebate for the first quarter of 2014 but has failed to pay any subsequent payments although contractually required to do so.

3)	Under the terms of the Amended PVA, ABDC sold brand drugs to PharMerica at cost minus 4.13% with limited exceptions. PharMerica was notified in September 2014 that ABDC was adjusting its brand drug pricing to PharMerica for certain drugs, in violation of the Amended PVA to cost minus 2%. From the point of notification to the termination of the contract in March 2015 amounts due and owing to PharMerica for these overcharges was $5.8 million.

4)	The volume rebate of $3.0 million was also contractually based under the Amended PVA, and calculated based on the achievement of certain purchasing levels in the month of October 2014. These purchasing levels were exceeded and therefore the volume rebate was earned and due to PharMerica.

In summary, the Company believes it has operated in good faith under the Amended PVA, and has only recorded those amounts noted above which were earned and contractually due to the Company through the termination of the contract on April 1, 2015. Significant additional damages related to the ABDC breach of the Amended PVA are being pursued by the Company, as further discussed below; however, these amounts have not been recorded in the financial statements.

•	Explain how you considered the guidance in ASC 450-30-25 or other relevant literature in determining that recognition of the receivable and the related reduction in your cost of sales was appropriate.

The Company’s response:

PharMerica management considered the applicability of ASC 450-30-25 in determining which components of the claims should be viewed as gain contingencies only and therefore should not be reflected in the financial statements.

The provisions of the Amended PVA with ABDC which resulted in the gross receivable of $71.5 million became effective beginning January 1, 2013 with the execution of the First Amendment to the Amended and Restated Prime Vendor Agreement. Each category of rebates included in the gross receivable had been previously paid by ABDC in the normal course of the business arrangement between PharMerica and ABDC. The dispute began when the SWP rebate component began to result in amounts contractually owed to PharMerica as the aggregate discount off the purchase price of generic drugs began to fall below the contractual discount rate of 91%.

ABDC did in fact pay the SWP Rebate component for the first quarter of 2014 but refused to pay subsequent quarters as the amount of the rebate increased due to the factors discussed above. Furthermore, in September 2014, ABDC, in breach of the Amended PVA, began to adjust brand drug pricing as well as remove products from their generic program such that the SWP – 91% price guarantee could be met.

PharMerica believes that the amounts recorded in its financial statements were earned prior to the termination of the ABDC agreement effective April 1, 2015, contractually based under the Amended PVA and appropriately recorded in the financial statements and do not constitute a gain contingency. It also should be noted that the Company’s claims against ABDC far exceeded the gross receivable of $71.5 million. The amounts exceeding the gross contractual receivable have not been recorded in the financial statements as management believes they constitute gain contingencies. These include, but are not limited to:

•	The Company’s higher cost of purchasing drugs subsequent to the effective termination date of the ABDC agreement (April 1, 2015) and through the original termination date of the PVA, under its agreement with the new prime vendor, Cardinal Health (“Cardinal”);
•	Attorney’s fees;
•	Costs associated with transferring from ABDC to Cardinal; and
•	Interest costs.

2.
We note that you withheld from ABDC normal recurring payments for drug purchases of approximately $48.8 million and presented a net amount of $22.7 million as other assets in the Balance Sheet at September 30, 2015. Please tell us why you believe that a right to offset exists under ASC paragraphs 210-20-45-1 through 5 or cite the other literature that supports your presentation.

The Company’s response:

Pursuant to the provisions of ASC paragraph 210-20-45-1 through 5, PharMerica management evaluated each of the following criteria to determine if a right of offset exists:

1)	Each of the two parties owes the other determinable amounts – As described in the response to 1. above, PharMerica believes the amount owed to PharMerica by ABDC was contractually based under the Amended PVA and was fixed and determinable. The amounts owed by PharMerica to ABDC were based upon drug purchases invoiced by ABDC on a weekly basis and therefore fixed and determinable. Therefore, PharMerica had a supportable asset of $71.5 million and a claimed liability of $48.8 million on its balance sheet. PharMerica notes, however, that it has advanced claims in its litigation with ABDC that ABDC overcharged PharMerica for the drugs it purchased, including by not paying the appropriate rebates, and that it will assess in discovery that amount by which $48.8 million may be inflated.

2)	The reporting party has the right to offset the amount owed with the amount owed by the other party. PharMerica believes it has the right to offset for several reasons. First, under Pennsylvania law – which governed the now terminated Amended PVA between ABDC and PharMerica – a party who materially breaches a contract cannot complain if the other party refuses to perform obligations under that contract. In this case, ABDC breached the parties’ contract by refusing to pay tens of millions of dollars in rebates and other amounts, as set forth above. Accordingly, despite the fact that the parties’ Amended PVA has a “no set-off” provision, ABDC cannot rely on that provision. Second, ABDC terminated the Amended PVA effective March 3, 2015, and the no set-off provision did not survive the termination. Under the Pennsylvania version of the Uniform Commercial Code PharMerica can withhold payment due to damages incurred by ABDC’s breach. Third, as noted in prior discussion, through the normal course of business ABDC would issue PharMerica credit memos offsetting amounts owed to the Company.

3)	The reporting party intends to offset. Clearly it is the intent of PharMerica to offset as demonstrated by the fact that it withheld $48.8 million in payments to ABDC in March 2015.

4)	The right of offset is enforceable at law. PharMerica management consulted outside legal counsel regarding the enforceability of the offset and is advancing on its litigation with ABDC the position that the offset is in fact enforceable.

Based upon the aforementioned, PharMerica management concluded that the right of offset existed and therefore has reflected the appropriate accounting and presentation in its financial statements as of and for the nine months ended September 30, 2015. PharMerica management has also considered the provisions under ASC paragraphs 210-20-45-1 through 5 and have applied their applicability to the circumstances as appropriate.

Please contact me if you have any questions or need any additional information.

Sincerely,

/s/ David W. Froesel, Jr.
David W. Froesel, Jr.
Executive Vice President,
Chief Financial Officer & Treasurer